

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

David M. Flair
Co-President and Chief Executive Officer
BV Financial, Inc.
7114 North Point Road
Baltimore, Maryland 21219

>   **Re: BV Financial, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 13, 2023**
>   **File No. 333-270496**

Dear David M. Flair:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 13, 2023

General, page i

1.   In light of recent market events and activities within the banking sector, please revise your disclosures in the Business, Risk Factors, Management's Discussion and Analysis and Quantitative and Qualitative Disclosures about Market Risk sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events. If available, consider supplementing your qualitative disclosure with additional quantitative details in order for an investor to understand changes to your liquidity position, activities, trends and market driven impacts as of a

more recent date.

2. Please advise if BayVanguard Bank 401(k) Profit Sharing Plan is intended to be a co-registrant. Additionally, please revise to indicate, if true, that there is no affiliation between BayVanguard and the Vanguard funds identified on pages 11-14.

3. We note that the reorganization of BV Financial will not be completed until after a vote and filing of amended articles of incorporation. With a view to disclosure, please advise us of the timing of the steps of the reorganization and confirm whether the reorganization is a condition to closing the offering.

4. We note the multiple cover pages that appear to be prepared for different offerings. If applicable, please revise to provide explanatory notes and separate pagination to clearly indicate when separate pages will be used.

Summary, page 1

5. We note your disclosure on page 102 that depositors of BayVanguard Bank have voting rights in Bay-Vanguard, M.H.C. as to all matters requiring a vote of members, and that upon completion of the conversion, depositors will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section.

6. Please provide a separate discussion for each loan category in your portfolio and discuss the risks that are unique to each category to the extent material.

7. Please refer to Market for Common Stock on pages 11 and 37 and the statement that you are required to have at least 3 broker-dealers to list on the Nasdaq Capital Market. Revise to clarify the anticipated timeline, identify the other listing requirements and further clarify the risk that the common stock could be rejected for listing after completion of the offering.

Risk Factors, page 18

8. Please revise here and Management's Discussion and Analysis to further clarify the significant increase in your dependence on Federal Home Loan Bank borrowings. In this regard, we also note the statement no page 54 that you "may utilize Federal Home Loan Bank advances" to meet liquidity needs depending on the retention of time deposits.

Changes in interest rates could reduce our profits and asset values, page 20

9. We note the statements page 20 regarding the spread between interest rates and your "asset sensitivity," which you indicate is "preferable as it results in improvement in our net interest margin." We also note the reference to any "substantial, unexpected, prolonged change in market interest rates." Please revise Management's Discussion and Analysis to further explain your asset sensitivity and how it improved your results of operations. With respect to the substantial increase in interest rates during 2022, revise here and Management's Discussion and Analysis to provide quantitative and qualitative disclosure

regarding the increase in rates and the extent to which it materially impacted your results of operations and liquidity.

Inflation can have an adverse impact on our business and on our customers, page 21

10. We note your risk factor on page 21 indicating that inflation can have an adverse impact on your business and on your customers. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the various types of inflationary pressures you are facing.

We outsource critical operations to third-party service providers, page 25

11. We note from this and the preceding risk factor that your business is subject to cybersecurity risks. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

12. Additionally, please revise to clarify the board's role in risk oversight regarding other key areas. In this regard, we note the 2023 annual report available on the company's website discusses the Enterprise Risk Management Committee.

Selected Consolidated Financial and Other Data
Asset Quality Ratios, page 32

13. We note your allowance for loan losses as a percentage of non-performing loans disclosed on page 32 is inconsistent with the percentages you disclose on page 72. In addition, it is unclear how some of these amounts recalculate based on the amount of non-performing loans and allowance for loan losses at period end disclosed on pages 70 and 72, respectively. Please provide us with your calculations of Allowance for loan losses as a percentage of non-performing loans, Non-performing loans as a percentage of total loans, Non-performing loans as a percentage of total assets, and Total non-performing assets as a percentage of total assets. In addition, revise to ensure your disclosure of these ratios are both mathematically accurate and consistent.

Use of Proceeds, page 35

14. Please revise here and the cover pages to clarify, if true that you will not close the offering if you do not sell the "minimum of 10,625,000 shares," as stated on the second cover page after page 19. Additionally, please advise us if you will use an escrow consistent with Rule 10b-9.

Management of Market Risk, page 55

15.   We note your tabular presentation of changes in net interest income and economic value
        of equity due to difference scenarios for changes in interest rates. Please supplement your
        disclosure in these sections to qualitatively discuss the information presented in these
        tables and the relationship between the changes in rates with the measures you have
        presented.

Lending Activities, page 61

16.   We note your disclosure on page 63 that you purchase and participate in commercial real
        estate loans from other financial institutions, and that such loans are "subject to the same
        underwriting criteria and loan approval requirements applied to loans originated by
        BayVanguard Bank." Please clarify how you apply the same underwriting criteria and
        loan approval requirements to existing loans that have already be underwritten by other
        financial institutions, such as whether you independently go through the underwriting
        process for each loan prior to acquisition or participation, or whether this statement
        reflects your belief based on your due diligence that the other financial institutions applied
        the same criteria and requirements during their underwriting prior to your acquisition or
        participation.

Commercial Real Estate Lending, page 62

17.   We note your disclosure that at December 31, 2022, $146.8 million, or 46.2% of your
        commercial real estate loans were secured by collateral located outside of Maryland.
        However, on page 19, we note that that at December 31, 2022, $137.5 million, or 60.8%,
        of investor commercial real estate loans were secured by collateral located outside of
        Maryland. Please clarify the difference between these two metrics and revise your
        disclosures accordingly.

Our Directors and Executive Officers, page 86

18.   We note your disclosure that the Board has nominated P. David Bramble for election at
        the 2023 Annual Meeting of Stockholders. Please refer to Rule 438 which requires that
        when any person who has not signed the registration statement is named therein as about
        to become a director, the written consent of such person shall be filed with the registration
        statement. Please revise or advise why you believe a consent is not required.

Approvals Required, page 101

19.   We note that the affirmative vote of a majority of the total votes eligible to be cast by the
        members of Bay-Vanguard, M.H.C. (*i.e.*, eligible depositors of BayVanguard Bank)
        is required to approve the plan of conversion. Please revise to disclose when you plan to
        conduct these votes and how this vote will be conducted, such as with a proxy
        statement, or advise. Please also briefly describe what types of matters currently require

depositor approval under "Effect on Voting Rights of Depositors and Borrowers" at page 102.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Robert Klein, Accounting Branch Chief, at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel, Staff Attorney, at 202-551-3324 or James Lopez, Office Chief, at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance